CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT

This Convertible Promissory Note Purchase Agreement (this "**Agreement**"), dated as of [EFFECTIVE DATE] (this "***Agreement***"), is entered into by and among Place Technology, Inc., a Delaware corporation (the "***Company***"), and the persons and/or entities listed on the schedule of investors attached hereto as Schedule I (each a "***Investor***" and, collectively, the "***Investors***").

RECITALS

This Agreement is entered into in connection with a Regulation CF crowdfunding facilitated by Wefunder and the offering of convertible promissory notes contemplated hereby is being conducted through the Wefunder crowdfunding portal (the "***Portal***"). The Investor whose investment hereunder represents the first $50,000 of investment committed through the Portal is referred to herein as the "***Option WF-B Investor***", and each other Investor is referred to herein as an "***Option WF-A Investor***".

On the terms and subject to the conditions set forth herein, each Investor is willing to purchase from the Company, and the Company is willing to sell to such Investor, a convertible promissory note in the principal amount set forth opposite such Investor's name on Schedule I hereto.

AGREEMENT

Therefore, the Company and the Investors, intending to be legally bound, hereby agree as follows:

1. **Issuance of Notes and Related Matters**

1.1 **Issuance of Notes**. Subject to all of the terms and conditions hereof, the Company agrees to issue and sell to each Option WF-A Investor, and each Option WF-A Investor severally agrees to purchase, a convertible promissory note in the form of Exhibit A-1 hereto in the principal amount set forth opposite the respective Option WF-A Investor's name on Schedule I hereto. Subject to all of the terms and conditions hereof, the Company agrees to issue and sell to the Option WF-B Investor, and the Option WF-B Investor agrees to purchase, a convertible promissory note in the form of Exhibit A-2 hereto in the principal amount set forth opposite the Option WF-B Investor's name on Schedule I hereto. Each convertible promissory note issued and sold to Investors as contemplated by this Agreement, whether issued and sold to an Option WF-A Investor or to the Option WF-B Investor, is referred to herein individually as a "***Note***" and all such convertible promissory notes are referred to herein collectively as the "***Notes***". The aggregate principal amount for all Notes issued hereunder shall not exceed $418,800. The Company shall maintain a ledger of all holders of the Notes.

1.2 **Delivery**. The sale and purchase of the Notes shall take place at one or more closings (each, a "***Closing***" and collectively, the "***Closings***") to be held in accordance with this Section 1.2 at such place and time as the Company and the Investor(s) participating in such Closing(s) may determine (each, a "***Closing Date***", and collectively, the "***Closing Dates***"), with the initial Closing to occur on the date of this Agreement (the "***Initial Closing***"). The Company may conduct one or more additional closings on or before the date that is one hundred eighty (180) days after the date of this Agreement (each such Closing, an "***Additional Closing***") to be held at such place and time as the Company and the Investors participating in such Additional Closing may determine (each, an "***Additional Closing Date***"). At each Closing, the Company will deliver to each of the Investors participating in such Closing the Note to be purchased by such Investor, against receipt by the Company from each such Investor of the corresponding new money investment as set forth on Schedule I and a counterpart signature page to this Agreement. Each of the Notes will be registered in such Investor's name in the Company's records.

1.3 **Majority in Interest of Investors**. For purposes of this Agreement, the term "***Majority in Interest of Investors***" shall mean, as of any date, Investors holding more than 50% of the aggregate outstanding principal amount of the Notes issued and outstanding on such date.

1.4 **Warrant**. In consideration of the purchase of the Note issued to the Option WF-B Investor under this Agreement, the Company agrees to issue to the Option WF-B Investor at the Closing pursuant to which it purchases its Note a warrant to purchase shares of the Common Stock of the Company, in the form attached hereto as Exhibit B (the "***Warrant***"), at a warrant exercise price of $0.07 per share. The number of shares of the Company underlying the Warrant issued to each Investor as provided in this Section 1.5 shall equal the quotient (rounded down to the nearest whole number) obtained by dividing (i) ten percent (10%) of the note amount set forth opposite the Option WF-B Investor's name on Schedule I hereto, by (ii) $0.07.

2. **Representations and Warranties of the Company**

The Company represents and warrants to each Investor as of the Closing Date of the Closing in which such Investor participates as follows:

2.1 **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

2.2 **Corporate Power**. The Company has all requisite corporate power to execute and deliver this Agreement, to issue the Notes and the Warrant and all documents relating to this Agreement and the Notes and the Warrant (collectively, the "**Loan Documents**") and to carry out and perform its obligations under the terms of the Loan Documents.

2.3 **Authorization**. All corporate action on the part of the Company, its directors and its stockholders necessary for the authorization of the Loan Documents and the execution, delivery and performance of all obligations of the Company under the Loan Documents, including the issuance and delivery of the Notes and the reservation of the equity securities issuable upon conversion of the Notes (collectively, the "**Conversion Securities**") and the issuance and delivery of the Warrant and the reservation of the equity securities issuable upon exercise of the Warrant (collectively, the "**Warrant Securities**"), has been taken or will be taken prior to the issuance of such Conversion Securities or such Warrant Securities. The Loan Documents, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. The Conversion Securities and the Warrant Securities, when issued in compliance with the provisions of the Loan Documents will be validly issued, fully paid and nonassessable and free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

2.4 **Governmental Consents**. All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale or issuance of the Notes and the Conversion Securities issuable upon conversion of the Notes,

the offer, sale or issuance of the Warrant and the Warrant Securities issuable upon exercise of the Warrant or the consummation of any other transaction contemplated hereby, shall have been obtained and will be effective at such time as required by such governmental authority.

2.5 **Compliance with Laws**. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition or operations of the Company.

2.6 **Compliance with Other Instruments**. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violations that would not individually or in the aggregate have a material adverse effect on the Company. The execution, delivery and performance of the Loan Documents, and the consummation of the transactions contemplated by the Loan Documents will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. The sale of the Notes and the subsequent issuance of the Conversion Securities, and the issuance of the Warrant and the subsequent issuance of the Warrant Securities, are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

2.7 **Offering**. Assuming the accuracy of the representations and warranties of the Investors contained in Section 3 hereof and in the Notes, the offer, issue, and sale of the Notes and the Conversion Securities and the Warrant and the Warrant Securities (collectively, the "**Securities**") are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "**Act**"), and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

2.8 **No "Bad Actor" Disqualification**. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("***Disqualification Events***"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Agreement, "***Company Covered Persons***" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Investor, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Investor.

2.9 **Use of Proceeds**. The Company shall use the proceeds of sale and issuance of the Notes for general corporate purposes, and not for any personal, family or household purpose.

3. **Representations and Warranties of the Investors**. Each Investor, for that Investor alone, represents and warrants to the Company upon the acquisition of a Note purchased by such Investor hereunder as follows:

3.1 **Power and Authority**. Investor represents that Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Investor represents that this Agreement, when executed and delivered by Investor, shall constitute valid and binding obligations of Investor enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors.

3.2 **Purchase for Own Account**. Investor represents that it is acquiring the Securities for investment for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of the Securities, except pursuant to sales registered or exempted under the Act.

3.3 **Ability to Bear Economic Risk; Sophistication; Information**. Investor acknowledges that it can bear the economic and financial risk of its investment for an indefinite period and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. Investor represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities, properties, prospects and financial condition of the Company.

3.4 **Further Limitations on Disposition**. Investor understands and acknowledges that the Securities are "restricted securities" under federal securities laws because they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Act only in certain limited circumstances. In addition, Investor represents that it is familiar with Rule 144 under the Act, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

3.5 **Access to Information**. Such Investor acknowledges that the Company has given such Investor access to the corporate records and accounts of the Company and access to all information in its possession relating to the Company, has made its officers and representatives available for interview by such Investor, and has furnished such Investor with all documents and other information required for such Investor to make an informed decision with respect to such Investor's purchase of its Note.

3.6 **No "Bad Actor" Disqualification**. Such Investor represents and warrants that neither (A) such Investor nor (B) any entity that controls such Investor or is under the control of, or under common control with, such Investor, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. Such Investor represents that such Investor has exercised reasonable care to determine the accuracy of the representation made by such Investor in this paragraph, and agrees to notify the Company if such Investor becomes aware of any fact that makes the representation given by such Investor hereunder inaccurate.

3.7 **Tax Advisors**. Such Investor has reviewed with its own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, such Investor relies solely on any such advisors and not on any statements or representations of the Company or any of its agents, written or oral. Such Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment and the transactions contemplated by this Agreement.

3.8 **Non-United States Investors**. Each Investor who is a Non-U.S. person (as that term is defined in Regulation S of the Securities Act, "***Regulation S***") hereby represents and warrants to the Company that such Investor is aware of the requirements of Regulation S and the restrictions imposed thereby on the issuance of any Note or the Warrant and the shares issuable upon conversion or exercise thereof and acknowledges and agrees that the Company and the Investor will abide by the rules provided

therein. Each Investor that is not a United States person also hereby represents that the Investor is satisfied as to the full observance of the laws of any such Investor's jurisdiction in connection with any invitation to purchase a Note or shares issuable upon conversion thereof or upon exercise of a Warrant, and that such Investor's purchase and payment for a Note and the Investor's continued beneficial ownership of such Note or any shares issuable upon conversion thereof or upon exercise of the Warrant will not violate any applicable securities or other laws of the such Investor's country or state of jurisdiction.

3.9 **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to Investor, Investor acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

4. **Miscellaneous**

4.1 **Further Assurances**. The Company and each of the Investors agrees and covenants that it will promptly execute and deliver such further instruments and documents and take such further action as may be reasonably necessary in order to carry out the full intent and purpose of this Agreement and to comply with state of federal securities laws or other regulatory approvals.

4.2 **Assignment**. Subject to the terms hereof and the terms of each Note, each Investor shall be entitled to assign the Note purchased by such Investor and/or rights contained herein to any person who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer or director of such Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Investor. The rights, interests or obligations hereunder may not be assigned, in whole or in part, by the Company without the prior written consent of a Majority in Interest of Investors.

4.3 **Binding Agreement**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.4 **Governing Law; Venue**. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware. Any legal suit, action or proceeding arising out of or based upon this Agreement may be instituted in the federal courts of the United States of America or the courts of the state of Delaware, and each party to this Agreement irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address for purposes of notice under Section 4.8 hereof shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

4.5 **Waiver of Jury Trial**. Each party to this Agreement irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of

or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 4.5.

4.6 **Counterparts**. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.7 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.8 **Notices**. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and mailed or delivered to each party as follows: (i) if to an Investor, at such Investor's address set forth in the Schedule of Investors attached as Schedule I, or at such other address as such Investor shall have furnished the Company in writing by notice given in conformance with this Section 4.8, or (ii) if to the Company, at its address set forth on its signature page hereto, Attention: President, or at such other address as the Company shall have furnished to the Investors in writing given in conformance with this Section 4.8. All notices and communications so mailed or delivered will be deemed effectively given the earlier of (a) when received, (b) when delivered personally, (c) four (4) days after having been sent by registered or certified mail to an address located in the United States, return receipt requested, postage prepaid or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery to an address located in the United States, with written verification of receipt.

4.9 **Waivers and Amendments**. Any provision of this Agreement and the Notes may be amended, waived or modified only upon the written consent of the Company and a Majority in Interest of Investors; provided, however, that no such amendment, waiver or consent shall, without an affected Investor's written consent: (i) reduce the principal amount of any Note or (ii) reduce the rate of interest of any Note. Any amendment or waiver effected in accordance with this Section 4.9 shall be binding upon all of the parties hereto. Notwithstanding the foregoing, this Agreement may be amended to add a party as an Investor hereunder in connection with an Additional Closing without the consent of any Investor, by delivery to the Company of a counterpart signature page to this Agreement; such amendment shall take effect at such Additional Closing and the party so added shall thereafter be deemed an "Investor" for all purposes hereunder, and the Company shall thereafter update Schedule I hereto to reflect the addition of such Investor which update shall not be considered an amendment to this Agreement and shall not require the consent of any Investor.

4.10 **Severability**. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

4.11 **Equitable Relief**. Each of the Company and Investor acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy

and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction, without being required to show any actual damage or post any bond.

4.12 **Cumulative Remedies**. Except to the extent expressly provided to the contrary herein, the rights and remedies provided in this Agreement are cumulative and are not exclusive of, and are in addition to and in not in substitution for, any other rights or remedies at law, in equity or otherwise.

4.13 **No Strict Construction**. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

4.14 **Entire Agreement**. This Agreement and the Notes constitute and contain the entire agreement among the parties and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof and thereof

4.15 **Expenses**. The Company and each Investor shall pay its own fees and expenses, including attorneys' fees, in connection with the preparation, execution and delivery of this Agreement and the Notes.

[Remainder of Page Intentionally Left Blank]

The parties have executed this Convertible Promissory Note Purchase Agreement as of the date first written above.

COMPANY:

Place Technology, Inc.,
a Delaware corporation

By: *Founder Signature*
Name: Brandon Metcalf
Title: Chief Executive Officer

Address: 3005 S. Lamar Blvd., Suite D109 #369
Austin, TX 78704

IN WITNESS WHEREOF, the parties have executed this Agreement as of [EFFECTIVE DATE].

Schedule I Note Amount: $[AMOUNT]

COMPANY:

Place Technology, Inc.

By: *Founder Signature*

Name: Brandon Metcalf

Title: Chief Executive Officer

Read and Approved (For IRA Use Only):

By: ____________________

INVESTOR:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [ADDRESS]

____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth under "Address" above.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SCHEDULE I

SCHEDULE OF INVESTORS

Name and Address	**Note Amount**

[To be completed on each Closing Date with respect to each Investor, including designation of Option WF-A Investor or Option WF-B Investor status (as applicable)]

EXHIBIT A-1

FORM OF CONVERTIBLE PROMISSORY NOTE (OPTION WF-A INVESTORS)

Please see the attached.

EXHIBIT A-2

FORM OF CONVERTIBLE PROMISSORY NOTE (OPTION WF-B INVESTORS)

Please see the attached.

EXHIBIT B

FORM OF WARRANT

Please see the attached.

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF (COLLECTIVELY, "THE SECURITIES") ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THE SECURITIES. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. NO RESALE MARKET MAY BE AVAILABLE AFTER APPLICALBE RESTRICTIONS ON TRANSFERABILITY EXPIRE. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

CONVERTIBLE PROMISSORY NOTE (WF-A)

AMOUNT:	$[AMOUNT]
DATE:	[EFFECTIVE DATE]
COMPANY:	Place Technology, Inc.
INVESTOR:	[ENTITY NAME]

FOR VALUE RECEIVED, Place Technology, Inc., a Delaware corporation (the "**Company**") promises to pay to [ENTITY NAME] ("**Investor**"), or its registered assigns, the principal sum of $[AMOUNT], together with simple interest from the date of this Convertible Promissory Note (WF-A) (this "**Note**") dated [EFFECTIVE DATE] on the unpaid principal balance at a rate equal to the lesser of nine percent (9%) per annum or the Maximum Legal Rate as in effect from time to time, computed on the basis of the actual number of days elapsed and a year of 365 days.

This Note is one of a series of convertible promissory notes issued by the Company (collectively, the "**Notes**") pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement dated as of [EFFECTIVE DATE], as the same may be amended from time to time, to which the Company, Investor and certain other investors are parties (the "**Note Purchase Agreement**")

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. **Payments**.

(a) **General**. All payments on this Note shall be in lawful money of the United States of America at such place as the Investor may from time to time designate in writing to the Company. Payment will be applied first to accrued interest and thereafter to the outstanding principal balance.

(b) **Maturity**. The maturity date ("**Maturity Date**") is the date when all unpaid principal, together with any then unpaid and accrued interest, shall convert into shares of the

Company's Series CN Preferred Stock pursuant to the terms of Section 4(a) hereof, and shall be March 31, 2025.

(c) **Voluntary Prepayment**. Any outstanding principal and accrued interest on this Note may not be prepaid without written consent of a Majority in Interest of Investors.

2. **Definitions**. As used in this Note, the following capitalized terms have the following meanings:

"**Amended Certificate**" has the meaning given to such term in Section 1.4 of the Note Purchase Agreement.

"**Change of Control**" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof.

"**Conversion Price**" means:

(a) with respect to the conversion of this Note pursuant to Section 4(a), a price per share equal to the quotient determined by dividing the Valuation Cap by the Fully Diluted Capitalization as of the Maturity Date;

(b) with respect to the conversion of this Note pursuant to Section 4(b), a price per share equal to the lesser of (x) 80% of the cash price per share paid for the preferred stock or other similar equity security issued and sold in the Qualified Financing or (y) the quotient determined by dividing the Valuation Cap by the Fully Diluted Capitalization as of immediately prior to the consummation of the Qualified Financing; and

(c) with respect to the conversion of this Note pursuant to Section 4(c), a price per share equal to the quotient determined by dividing the Valuation Cap by the Fully Diluted Capitalization as of immediately prior to the consummation of the Change of Control; and

(d) with respect to the conversion of this Note pursuant to Section 4(d), a price per share equal to the lesser of (x) 80% of the cash price per share paid for the preferred stock or other similar equity security issued and sold in the Non-Qualified Financing or (y) the quotient determined by dividing the Valuation Cap by the Fully Diluted Capitalization as of immediately prior to the consummation of the Non-Qualified Financing.

"**Event of Default**" has the meaning given in Section 3.

"**Fully Diluted Capitalization**" shall mean the number of outstanding shares of common stock of the Company as of the date of determination (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities of the Company issued for the principal purpose of raising capital (e.g., other convertible promissory notes or Simple Agreements for Future Equity)).

"**Investor**" means the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

"**Majority in Interest of Investors**" means, as of any date, investors holding more than 50% of the aggregate outstanding principal amount of the Notes issued and outstanding on such measurement date.

"**Maximum Lawful Rate**", means the lesser of (i) the highest rate permitted by applicable law, or (ii) an annual rate equal to the weekly ceiling determined in accordance with the computation specified in the Texas Finance Code, as amended, as such weekly ceiling is in effect from time to time. Unless precluded by law, changes in the Maximum Lawful Rate created by statute or governmental action during the term of this Note shall be immediately applicable to this Note on the effective date of such changes.

"**Non-Qualified Financing**" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock or other equity security for aggregate gross proceeds of less than three million dollars ($3,000,000) for the principal purpose of raising capital, excluding all proceeds from the conversion of the Notes or other convertible securities of the Company (e.g., other convertible promissory notes or Simple Agreements for Future Equity) to be converted into shares of the Company's equity securities in such Qualified Financing.

"**Person**" means and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

"**Qualified Financing**" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock or other equity security for aggregate gross proceeds of at least three million dollars ($3,000,000) for the principal purpose of raising capital, excluding all proceeds from the conversion of the Notes or other convertible securities of the Company (e.g., other convertible promissory notes or Simple Agreements for Future Equity) to be converted into shares of the Company's equity securities in such Qualified Financing.

"**Valuation Cap**" means twenty million dollars ($20,000,000).

3. **Events of Default**. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority in Interest of Investors and upon written notice to the Company (which declaration and notice shall not be required in the case of an Event of Default under Section 3(c) or Section 3(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. The occurrence of any of the following shall constitute an "Event of Default" under this Note:

(a) **Failure to Pay**. The Company shall fail to pay when due any principal or interest payment on the due date hereunder and such payment shall not have been made within 15 days of the

Company's receipt of written notice to the Company of such failure to pay;

(b) **Breach of Covenant**. The Company shall default in its performance of any covenant under any Note and such failure shall continue for 15 business days after the Company's receipt of written notice to the Company of such failure;

(c) **Voluntary Proceeding**. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d) **Involuntary Proceeding**. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

In addition to the right of repayment, upon the occurrence and during the continuance of any Event of Default, the Investor may, with the written consent of a Majority in Interest of Investors, exercise any other right power or remedy granted to it or permitted to it by law, either by suit in equity or by action at law, or both, provided if the Event of Default is under Section 3(c) or 3(d), then Investor may exercise any other right power or remedy granted to it or permitted to it by law, either by suit in equity or by action at law, or both, whether or not the written consent of a Majority in Interest of Investors has been obtained.

4. **Conversion**.

(a) **Automatic Conversion at Maturity**. On the Maturity Date, if any principal or interest under this Note is then outstanding, then, the outstanding principal amount of this Note and all accrued and unpaid interest on this Note will automatically without any further action by the Investor convert into fully paid and nonassessable shares of the Company's Series CN Preferred Stock, the rights, preferences and privileges of which shall be as set forth in the Amended Certificate, at a price per share equal to the Conversion Price (a "**Maturity Date Conversion**").

(b) **Automatic Conversion upon a Qualified Financing**. If at any time prior to the Maturity Date, a Qualified Financing occurs, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Company's preferred stock or other similar equity security of the Company issued and sold to investors in the Qualified Financing at a price per share equal to the Conversion Price (a "**Qualified Financing Conversion**").

(c) **Automatic Conversion upon a Change of Control**. If the Company consummates a Change of Control prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued but unpaid interest thereon shall automatically convert into fully paid and nonassessable shares of the Company's Series CN Preferred Stock, the rights, preferences and privileges of which shall be as set forth in the Amended Certificate, at a price per share equal to the Conversion Price (a "**Change of Control Conversion**"); provided, that any such conversion shall take place immediately prior to, and conditioned on the occurred of, such Change of Control. The Company shall give the Investor notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control.

(d) **Elective Conversion upon a Non-Qualified Financing**. If at any time prior to the Maturity Date, a Non-Qualified Financing occurs and a Majority in Interest of Investors in their discretion

elect to convert the Notes in connection with such Non-Qualified Financing, the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall convert into fully paid and nonassessable shares of the Company's preferred stock or other similar equity security of the Company issued and sold to investors in the Non-Qualified Financing at a price per share equal to the Conversion Price (a "**Non-Qualified Financing Conversion**").

(e) **Conversion Procedure**. In connection with any conversion of this Note into the Company's capital stock as provided in this Section 4, the Investor shall surrender this Note to the Company (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note (such notice and agreement, "**Substitute Note Documentation**")) and deliver to the Company any documentation reasonably required by the Company (including in the case of a Maturity Date Conversion the Company's right of first refusal and co-sale agreement and voting agreement as then in effect, in the case of a Qualified Financing Conversion or a Non-Qualified Financing Conversion all financing documents executed by the investors in connection with such Qualified Financing or Non-Qualified Financing Conversion, and in the case of a Change of Control Conversion all transaction documents executed by the Company's common stockholders in connection with such Change of Control). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note (or Substitute Note Documentation if applicable) to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into the Company's capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Investor would otherwise be entitled, the Company shall pay the Investor cash equal to such fraction multiplied by the Conversion Price.

(f) **Tolling of Interest Accrual**. If a Change of Control or Qualified Financing is consummated, or if a Non-Qualified Financing is consummated with respect to which a conversion election is made by a Majority Interest of Investors under Section 4(d), all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for such Change of Control, Qualified Financing or Non-Qualified Financing.

(g) **Effect of Conversion and Payment**. Upon conversion of this Note in full as specified in this Section 4, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force of effect, whether or not the original of this Note has been delivered to the Company for cancellation.

5. **Representations and Warranties of the Investor.** The Investor hereby represents and warrants to the Company that the statements contained in this Section 5 are all true and correct as of the date of this Note:

(a) **Purchase for Own Account**. The Investor is acquiring the Note and the securities issuable upon conversion thereof (collectively, the "**Securities**") solely for the Investor's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(b) **Information and Sophistication**. The Investor hereby: (A) acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to

verify the accuracy of the information given the Investor and (C) further represents that the Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risk of this investment.

(c) **Unregistered Securities.** The Investor acknowledges that the Securities have not been registered under the Act or any state securities laws and, therefore, cannot be resold unless they are registered under the Act and registered or qualified under applicable state securities laws or unless an exemption from such registration or qualification requirements is available. The Investor is aware that the Company is under no obligation to affect any such registration or qualification with respect to the Securities or to file for or comply with any exemption from registration or qualification.

(d) **Ability to Bear Economic Risk**. The Investor acknowledges that investment in the Securities involves a high degree of risk, and represents that the Investor is able, without materially impairing the Investor's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Investor's investment.

(e) **No "Bad Actor" Disqualification**. The Investor represents and warrants that neither (i) the Investor nor (ii) any entity that controls the Investor or is under the control of, or under common control with, the Investor, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Investor represents that the Investor has exercised reasonable care to determine the accuracy of the representation made by the Investor in this paragraph, and agrees to notify the Company if the Investor becomes aware of any fact that makes the representation given by the Investor hereunder inaccurate.

(f) **Foreign Investors**. If the Investor is not a United States person or is deemed not to be a United States person under Rule 902(k)(2) of the Act, Investor hereby represents (i) that it has not and will not solicit offers to buy, offer to sale or sell the Securities, or any beneficial interest therein the United States or to or for the account of a United States person or engage in any hedging transactions involving the Securities; (ii) that it has not engaged, nor is it aware that any party has engaged, and it will not engage or cause any third party to engage, in any directed selling efforts (as such term is defined in Regulation S of the Act) in the United States with respect to the Securities; (iii) that it is not a distributor or dealer (as such terms are described in Regulation S of the Act); (iv) that its acquisition of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction; and (v) that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to invest any amounts in connection with the Securities, including (A) the legal requirements within its jurisdiction in connection with the Securities, (B) any foreign exchange restrictions applicable to the Securities and any transactions contemplated by the Note, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to this purchase, holding, redemption, sale or transfer of the Securities.

(g) **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Investor, the Investor acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

(h) **Crowdfunding Representations**.

(i) The Investor acknowledges that: (A) the Company is conducting an offering of this Note (the "**Offering**") under Section 4(a)(6) of the Act and Regulation Crowdfunding promulgated thereunder, (B) the Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "**Portal**") website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"), (C) the Offering is being conducted through the Portal, (D) the Portal is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, (E) the Company will pay the Portal a commission up to 7.5% of gross monies raised in the Offering, and (F) the Investor has been advised to carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

(ii) The Investor understands and accepts that its investment involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement.

(iii) Including the investment amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(iv) The Investor has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to make its investment.

(v) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to make its investment. It is understood that information and explanations related to the terms and conditions of its investment provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to make its investment, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to make its investment. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to make its investment.

(vi) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering.

(vii) The Investor understands that no federal or state agency has passed upon the merits or risks of its investment or made any finding or determination concerning the fairness or advisability of its investment.

(viii) Notwithstanding the generality of Section 8(b) below, the Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except in a manner consistent with Section 227.501 of Regulation Crowdfunding.

6. **Information Rights**. So long as the Notes are outstanding, the Company will furnish to each Investor upon request and when available (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

7. **Confidentiality**. Anything in this Note to the contrary notwithstanding, the Investor by reason of this Note shall not have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of the Investor if the Company reasonably determines the Investor to be a competitor of the Company or an officer, employee, director or holder of 5% or more of a competitor of the Company. The Investor agrees that it will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Note other than disclosure to the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

8. **Miscellaneous**.

(a) **California Securities Laws (if Applicable)**. THE SALE OF THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

(b) **Assignment and Transfer**.

(i) The rights and obligations of the Company and the Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. This Note may be transferred only upon the Company's consent and if such transfer is in compliance with federal and state securities laws; provided, however, that the Company's consent shall not be required in connection with any transfer of this Note to any person who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor. The party proposing transfer shall surrender this Note to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(ii) As a condition to any transfer of this Note, the Company may in its sole discretion require a written opinion of the Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification under any federal or state law then in effect. This Note upon reissuance to the transferee in connection with any transfer made in accordance with the terms hereof shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(c) **Waiver and Amendment**. This Note may only be amended, waived or modified by (i) an agreement in writing signed by the Company and the Investor, or (ii) as contemplated by the Note Purchase Agreement, the written consent of the Company and a Majority Interest of Investors. Notwithstanding clause (ii) of the previous sentence, the written consent of Investor shall be required to reduce the principal amount of this Note or reduce the rate of interest of this Note. No waiver by any party of any of the provisions of this Note shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Note shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

(d) **Notices**. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and mailed or otherwise delivered to each party at such party's address for purposes of notice under Section 4.8 of the Note Purchase Agreement. All such notices and communications will be deemed effectively given the earlier of (a) when received, (b) when delivered personally, (c) four (4) days after having been sent by registered or certified mail to an address located in the United States, return receipt requested, postage prepaid or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery to an address located in the United States, with written verification of receipt.

(e) **Usury**. In the event any interest is paid on this Note, or a fee that is deemed interest, which is in excess of the then applicable Maximum Lawful Rate, then that portion of the interest payment representing an amount in excess of the then applicable Maximum Lawful Rate shall be deemed a payment of principal and applied against the principal of this Note.

(f) **No Rights as a Stockholder**. Nothing contained in this Note shall entitle the Investor to any rights as a stockholder of the Company or to be deemed the holder of any securities that may be construed to confer upon Investor, as such, any right to vote on, give or withhold consent to, or to receive notice of, any meeting or corporate or other stockholder action relating to the Company.

(g) **Expenses**. If action is instituted to collect this Note, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action.

(h) **Governing Law**. This Note shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware; provided, however, that with respect to any determination of the Maximum Lawful Rate the laws of the State of Texas shall apply to the extent that the Maximum Lawful Rate as determined under the laws of the State of Texas is greater than the Maximum Legal Rate as determined under the laws of the State of Delaware. Any legal suit, action or proceeding arising out of or based upon this Note may be instituted in the federal courts of the United States of America

or the courts of the state of Delaware, and each party to this Note irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address for purposes of notice under Section 8(d) hereof shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(i) **Waiver of Jury Trial**. Each party to this Note irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Note. Each party to this Note certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 8(i).

(j) **Headings**. The headings in this Note are for reference only and shall not affect the interpretation of this Note.

(k) **Severability**. If any term or provision of this Note is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Note so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(l) **Counterparts**. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(m) **Final Agreement**. THIS NOTE AND THE NOTE PURCHASE AGREEMENT REPRESENT THE FINAL AGREEMENT BETWEEN THE INVESTOR AND THE COMPANY WITH RESPECT TO THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

(Signature Page Follows)

The Company has caused this Note to be issued as of the date first written above.

COMPANY:

Place Technology, Inc.
a Delaware corporation

By: *Founder Signature*
Name: Brandon Metcalf
Title: Chief Executive Officer

INVESTOR:

[ENTITY NAME]

By: *Investor Signature*
Name*: [INVESTOR NAME]
Title*: [INVESTOR TITLE]

* if signing in a representative capacity

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF (COLLECTIVELY, "THE SECURITIES") ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THE SECURITIES. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. NO RESALE MARKET MAY BE AVAILABLE AFTER APPLICALBE RESTRICTIONS ON TRANSFERABILITY EXPIRE. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

CONVERTIBLE PROMISSORY NOTE (WF-B)

AMOUNT: ____________________
DATE: ____________________
COMPANY: Place Technology, Inc.
INVESTOR: ______________________________

FOR VALUE RECEIVED, Place Technology, Inc., a Delaware corporation (the "**Company**") promises to pay to ______________________________ ("**Investor**"), or its registered assigns, the principal sum of ______________, together with simple interest from the date of this Convertible Promissory Note (WF-B) (this "**Note**") dated ______________ on the unpaid principal balance at a rate equal to the lesser of eighteen percent (18%) per annum or the Maximum Legal Rate as in effect from time to time, computed on the basis of the actual number of days elapsed and a year of 365 days.

This Note is one of a series of convertible promissory notes issued by the Company (collectively, the "**Notes**") pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement dated as of ____________________, as the same may be amended from time to time, to which the Company, Investor and certain other investors are parties (the "**Note Purchase Agreement**")

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. **Payments**.

(a) **General**. All payments on this Note shall be in lawful money of the United States of America at such place as the Investor may from time to time designate in writing to the Company. Payment will be applied first to accrued interest and thereafter to the outstanding principal balance.

(b) **Maturity**. The maturity date ("**Maturity Date**") is the date when all unpaid principal, and subject to the following sentence together with any then unpaid and accrued interest,

shall convert into shares of the Company's Series CN Preferred Stock pursuant to the terms of Section 4(a) hereof, and shall be March 31, 2025. Investor may elect, by written notice provided to the Company not later than fifteen (15) days prior to the Maturity Date (any such election, a "**Cash Interest Election**"), to be paid any unpaid and accrued interest as of the Maturity Date in cash in lieu of having such unpaid and accrued interest convert into shares of the Company's Series CN Preferred Stock pursuant to the terms of Section 4(a) hereof, in which case such unpaid and accrued interest shall be paid to Investor in cash on the Maturity Date or the next succeeding business day.

(c) **Voluntary Prepayment**. Any outstanding principal and accrued interest on this Note may not be prepaid without written consent of a Majority in Interest of Investors.

2. **Definitions**. As used in this Note, the following capitalized terms have the following meanings:

"**Amended Certificate**" has the meaning given to such term in Section 1.4 of the Note Purchase Agreement.

"**Change of Control**" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof.

"**Conversion Price**" means:

(a) with respect to the conversion of this Note pursuant to Section 4(a), a price per share equal to the quotient determined by dividing the Valuation Cap by the Fully Diluted Capitalization as of the Maturity Date;

(b) with respect to the conversion of this Note pursuant to Section 4(b), a price per share equal to the lesser of (x) 80% of the cash price per share paid for the preferred stock or other similar equity security issued and sold in the Qualified Financing or (y) the quotient determined by dividing the Valuation Cap by the Fully Diluted Capitalization as of immediately prior to the consummation of the Qualified Financing; and

(c) with respect to the conversion of this Note pursuant to Section 4(c), a price per share equal to the quotient determined by dividing the Valuation Cap by the Fully Diluted Capitalization as of immediately prior to the consummation of the Change of Control; and

(d) with respect to the conversion of this Note pursuant to Section 4(d), a price per share equal to the lesser of (x) 80% of the cash price per share paid for the preferred stock or other similar equity security issued and sold in the Non-Qualified Financing or (y) the quotient determined by dividing

the Valuation Cap by the Fully Diluted Capitalization as of immediately prior to the consummation of the Non-Qualified Financing.

"**Event of Default**" has the meaning given in Section 3.

"**Fully Diluted Capitalization**" shall mean the number of outstanding shares of common stock of the Company as of the date of determination (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities of the Company issued for the principal purpose of raising capital (e.g., other convertible promissory notes or Simple Agreements for Future Equity)).

"**Investor**" means the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

"**Majority in Interest of Investors**" means, as of any date, investors holding more than 50% of the aggregate outstanding principal amount of the Notes issued and outstanding on such measurement date.

"**Maximum Lawful Rate**", means the lesser of (i) the highest rate permitted by applicable law, or (ii) an annual rate equal to the weekly ceiling determined in accordance with the computation specified in the Texas Finance Code, as amended, as such weekly ceiling is in effect from time to time. Unless precluded by law, changes in the Maximum Lawful Rate created by statute or governmental action during the term of this Note shall be immediately applicable to this Note on the effective date of such changes.

"**Non-Qualified Financing**" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock or other equity security for aggregate gross proceeds of less than three million dollars ($3,000,000) for the principal purpose of raising capital, excluding all proceeds from the conversion of the Notes or other convertible securities of the Company (e.g., other convertible promissory notes or Simple Agreements for Future Equity) to be converted into shares of the Company's equity securities in such Qualified Financing.

"**Person**" means and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

"**Qualified Financing**" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock or other equity security for aggregate gross proceeds of at least three million dollars ($3,000,000) for the principal purpose of raising capital, excluding all proceeds from the conversion of the Notes or other convertible securities of the Company (e.g., other convertible promissory notes or Simple Agreements for Future Equity) to be converted into shares of the Company's equity securities in such Qualified Financing.

"**Valuation Cap**" means twenty million dollars ($20,000,000).

3. **Events of Default**. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority in Interest of Investors and upon written notice to the Company (which declaration and notice shall not be required in the case of an Event of Default under Section 3(c) or Section 3(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly

waived, anything contained herein to the contrary notwithstanding. The occurrence of any of the following shall constitute an "Event of Default" under this Note:

(a) **Failure to Pay**. The Company shall fail to pay when due any principal or interest payment on the due date hereunder and such payment shall not have been made within 15 days of the Company's receipt of written notice to the Company of such failure to pay;

(b) **Breach of Covenant**. The Company shall default in its performance of any covenant under any Note and such failure shall continue for 15 business days after the Company's receipt of written notice to the Company of such failure;

(c) **Voluntary Proceeding**. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d) **Involuntary Proceeding**. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

In addition to the right of repayment, upon the occurrence and during the continuance of any Event of Default, the Investor may, with the written consent of a Majority in Interest of Investors, exercise any other right power or remedy granted to it or permitted to it by law, either by suit in equity or by action at law, or both, provided if the Event of Default is under Section 3(c) or 3(d), then Investor may exercise any other right power or remedy granted to it or permitted to it by law, either by suit in equity or by action at law, or both, whether or not the written consent of a Majority in Interest of Investors has been obtained.

4. **Conversion**.

(a) **Automatic Conversion at Maturity**. On the Maturity Date, if any principal or interest under this Note is then outstanding, then the outstanding principal amount of this Note, together with all accrued and unpaid interest on this Note in the event no Cash Interest Election has been received by the Company as contemplated by Section 1(b), will automatically without any further action by the Investor convert into fully paid and nonassessable shares of the Company's Series CN Preferred Stock, the rights, preferences and privileges of which shall be as set forth in the Amended Certificate, at a price per share equal to the Conversion Price (a "**Maturity Date Conversion**").

(b) **Automatic Conversion upon a Qualified Financing**. If at any time prior to the Maturity Date, a Qualified Financing occurs, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Company's preferred stock or other similar equity security of the Company issued and sold to investors in the Qualified Financing at a price per share equal to the Conversion Price (a "**Qualified Financing Conversion**").

(c) **Automatic Conversion upon a Change of Control**. If the Company consummates a Change of Control prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued but unpaid interest thereon shall automatically convert into fully paid and nonassessable shares of the Company's Series CN Preferred Stock, the rights, preferences and privileges of which shall be as set forth in the Amended Certificate, at a price per share equal to the Conversion Price (a "**Change of Control Conversion**"); provided, that any such conversion shall take place immediately

prior to, and conditioned on the occurred of, such Change of Control. The Company shall give the Investor notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control.

(d) **Elective Conversion upon a Non-Qualified Financing**. If at any time prior to the Maturity Date, a Non-Qualified Financing occurs and a Majority in Interest of Investors in their discretion elect to convert the Notes in connection with such Non-Qualified Financing, the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall convert into fully paid and nonassessable shares of the Company's preferred stock or other similar equity security of the Company issued and sold to investors in the Non-Qualified Financing at a price per share equal to the Conversion Price (a "**Non-Qualified Financing Conversion**").

(e) **Conversion Procedure**. In connection with any conversion of this Note into the Company's capital stock as provided in this Section 4, the Investor shall surrender this Note to the Company (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note (such notice and agreement, "**Substitute Note Documentation**")) and deliver to the Company any documentation reasonably required by the Company (including in the case of a Maturity Date Conversion the Company's right of first refusal and co-sale agreement and voting agreement as then in effect, in the case of a Qualified Financing Conversion or a Non-Qualified Financing Conversion all financing documents executed by the investors in connection with such Qualified Financing or Non-Qualified Financing Conversion, and in the case of a Change of Control Conversion all transaction documents executed by the Company's common stockholders in connection with such Change of Control). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note (or Substitute Note Documentation if applicable) to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into the Company's capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Investor would otherwise be entitled, the Company shall pay the Investor cash equal to such fraction multiplied by the Conversion Price.

(f) **Tolling of Interest Accrual**. If a Change of Control or Qualified Financing is consummated, or if a Non-Qualified Financing is consummated with respect to which a conversion election is made by a Majority Interest of Investors under Section 4(d), all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for such Change of Control, Qualified Financing or Non-Qualified Financing.

(g) **Effect of Conversion and Payment**. Upon conversion of this Note in full as specified in this Section 4, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force of effect, whether or not the original of this Note has been delivered to the Company for cancellation.

5. **Representations and Warranties of the Investor.** The Investor hereby represents and warrants to the Company that the statements contained in this Section 5 are all true and correct as of the date of this Note:

(a) **Purchase for Own Account**. The Investor is acquiring the Note and the securities issuable upon conversion thereof (collectively, the "**Securities**") solely for the Investor's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(b) **Information and Sophistication**. The Investor hereby: (A) acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Investor and (C) further represents that the Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risk of this investment.

(c) **Unregistered Securities.** The Investor acknowledges that the Securities have not been registered under the Act or any state securities laws and, therefore, cannot be resold unless they are registered under the Act and registered or qualified under applicable state securities laws or unless an exemption from such registration or qualification requirements is available. The Investor is aware that the Company is under no obligation to affect any such registration or qualification with respect to the Securities or to file for or comply with any exemption from registration or qualification.

(d) **Ability to Bear Economic Risk**. The Investor acknowledges that investment in the Securities involves a high degree of risk, and represents that the Investor is able, without materially impairing the Investor's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Investor's investment.

(e) **No "Bad Actor" Disqualification**. The Investor represents and warrants that neither (i) the Investor nor (ii) any entity that controls the Investor or is under the control of, or under common control with, the Investor, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Investor represents that the Investor has exercised reasonable care to determine the accuracy of the representation made by the Investor in this paragraph, and agrees to notify the Company if the Investor becomes aware of any fact that makes the representation given by the Investor hereunder inaccurate.

(f) **Foreign Investors**. If the Investor is not a United States person or is deemed not to be a United States person under Rule 902(k)(2) of the Act, Investor hereby represents (i) that it has not and will not solicit offers to buy, offer to sale or sell the Securities, or any beneficial interest therein the United States or to or for the account of a United States person or engage in any hedging transactions involving the Securities; (ii) that it has not engaged, nor is it aware that any party has engaged, and it will not engage or cause any third party to engage, in any directed selling efforts (as such term is defined in Regulation S of the Act) in the United States with respect to the Securities; (iii) that it is not a distributor or dealer (as such terms are described in Regulation S of the Act); (iv) that its acquisition of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction; and (v) that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to invest any amounts in connection with the Securities, including (A) the legal requirements within its jurisdiction in connection with the Securities, (B) any foreign exchange restrictions applicable to the Securities and any transactions contemplated by the Note, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to this purchase, holding, redemption, sale or transfer of the Securities.

(g) **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Investor, the Investor acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

(h) **Crowdfunding Representations**.

(i) The Investor acknowledges that: (A) the Company is conducting an offering of this Note (the "**Offering**") under Section 4(a)(6) of the Act and Regulation Crowdfunding promulgated thereunder, (B) the Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "**Portal**") website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"), (C) the Offering is being conducted through the Portal, (D) the Portal is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, (E) the Company will pay the Portal a commission up to 7.5% of gross monies raised in the Offering, and (F) the Investor has been advised to carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

(ii) The Investor understands and accepts that its investment involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement.

(iii) Including the investment amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(iv) The Investor has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to make its investment.

(v) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to make its investment. It is understood that information and explanations related to the terms and conditions of its investment provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to make its investment, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to make its investment. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to make its investment.

(vi) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering.

(vii) The Investor understands that no federal or state agency has passed upon the merits or risks of its investment or made any finding or determination concerning the fairness or advisability of its investment.

(viii) Notwithstanding the generality of Section 8(b) below, the Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except in a manner consistent with Section 227.501 of Regulation Crowdfunding.

6. **Information Rights**. So long as the Notes are outstanding, the Company will furnish to each Investor upon request and when available (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

7. **Confidentiality**. Anything in this Note to the contrary notwithstanding, the Investor by reason of this Note shall not have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of the Investor if the Company reasonably determines the Investor to be a competitor of the Company or an officer, employee, director or holder of 5% or more of a competitor of the Company. The Investor agrees that it will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Note other than disclosure to the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

8. **Miscellaneous**.

(a) **California Securities Laws (if Applicable)**. THE SALE OF THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

(b) **Assignment and Transfer**.

(i) The rights and obligations of the Company and the Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. This Note may be transferred only upon the Company's consent and if such transfer is in compliance with federal and state securities laws; provided, however, that the Company's consent shall not be required in connection with any transfer of this Note to any person who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor. The party proposing transfer shall surrender this Note to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(ii) As a condition to any transfer of this Note, the Company may in its sole discretion require a written opinion of the Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification under any federal or state law then in effect. This Note upon reissuance to the transferee in connection with any transfer made in accordance with the terms hereof shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(c) **Waiver and Amendment**. This Note may only be amended, waived or modified by (i) an agreement in writing signed by the Company and the Investor, or (ii) as contemplated by the Note Purchase Agreement, the written consent of the Company and a Majority Interest of Investors. Notwithstanding clause (ii) of the previous sentence, the written consent of Investor shall be required to reduce the principal amount of this Note or reduce the rate of interest of this Note. No waiver by any party of any of the provisions of this Note shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Note shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

(d) **Notices**. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and mailed or otherwise delivered to each party at such party's address for purposes of notice under Section 4.8 of the Note Purchase Agreement. All such notices and communications will be deemed effectively given the earlier of (a) when received, (b) when delivered personally, (c) four (4) days after having been sent by registered or certified mail to an address located in the United States, return receipt requested, postage prepaid or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery to an address located in the United States, with written verification of receipt.

(e) **Usury**. In the event any interest is paid on this Note, or a fee that is deemed interest, which is in excess of the then applicable Maximum Lawful Rate, then that portion of the interest payment representing an amount in excess of the then applicable Maximum Lawful Rate shall be deemed a payment of principal and applied against the principal of this Note.

(f) **No Rights as a Stockholder**. Nothing contained in this Note shall entitle the Investor to any rights as a stockholder of the Company or to be deemed the holder of any securities that may be construed to confer upon Investor, as such, any right to vote on, give or withhold consent to, or to receive notice of, any meeting or corporate or other stockholder action relating to the Company.

(g) **Expenses**. If action is instituted to collect this Note, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action.

(h) **Governing Law**. This Note shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware; provided, however, that with respect to any determination of the Maximum Lawful Rate the laws of the State of Texas shall apply to the extent that the Maximum Lawful Rate as determined under the laws of the State of Texas is greater than the Maximum Legal Rate as determined under the laws of the State of Delaware. Any legal suit, action or proceeding arising out of or based upon this Note may be instituted in the federal courts of the United States of America

or the courts of the state of Delaware, and each party to this Note irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address for purposes of notice under Section 8(d) hereof shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(i) **Waiver of Jury Trial**. Each party to this Note irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Note. Each party to this Note certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 8(i).

(j) **Headings**. The headings in this Note are for reference only and shall not affect the interpretation of this Note.

(k) **Severability**. If any term or provision of this Note is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Note so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(l) **Counterparts**. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(m) **Final Agreement**. THIS NOTE AND THE NOTE PURCHASE AGREEMENT REPRESENT THE FINAL AGREEMENT BETWEEN THE INVESTOR AND THE COMPANY WITH RESPECT TO THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

(Signature Page Follows)

The Company has caused this Note to be issued as of the date first written above.

COMPANY:

Place Technology, Inc.
a Delaware corporation

By: ______________________________________
Name: Brandon Metcalf
Title: Chief Executive Officer

INVESTOR:

____

By: ______________________________________
Name*: __________________________________
Title*: __________________________________

* if signing in a representative capacity

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF (COLLECTIVELY, "THE SECURITIES") ARE BEING OFFERED IN CONNECTION WITH A TRANSACTION PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THE SECURITIES. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. NO RESALE MARKET MAY BE AVAILABLE AFTER APPLICALBE RESTRICTIONS ON TRANSFERABILITY EXPIRE. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Warrant No. [___] Dated: _________________

WARRANT TO PURCHASE COMMON STOCK

This Warrant to Purchase Common Stock (this "Warrant") is being issued pursuant to that certain Convertible Promissory Note Purchase Agreement dated as of ___________________, (the "Note Purchase Agreement") by and between Place Technology, Inc., a Delaware corporation (the "Corporation"), ____ (the "Warrantholder") and the other parties thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Note Purchase Agreement.

1. Number and Price of Shares Subject to Warrant. For value received, pursuant to the terms and conditions herein set forth, the Warrantholder is entitled to purchase from the Corporation during the Exercise Period (as defined below) and upon surrender of this Warrant to the Corporation and payment of the Exercise Price (as defined below), up to that number of shares of the common stock, $0.001 par value per share ("Common Stock"), of the Corporation (each such share, a "Warrant Share" and all such shares, the "Warrant Shares") set forth in Annex 1 hereto. For purposes of this Warrant, the per share exercise price for Warrant Shares subject to this Warrant (the "Exercise Price") shall be as set forth in Annex 1 hereto (as such price may be adjusted in accordance with Section 6 below). For purposes of this Warrant, the "Exercise Period" shall mean any time following the date hereof and prior to the Expiration Date (as defined below).

2. Expiration Date. This Warrant (and the right to purchase securities upon exercise hereof) shall expire upon the first to occur of (i) a "Deemed Liquidation Event" as that term is defined in the Amended Certificate, (ii) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (an "IPO"), or (iii) the tenth (10th) anniversary of the issuing of this Warrant (the "Expiration Date"). In order to facilitate the exercise of this Warrant in the event such a Deemed Liquidation Event or an IPO occurs, the Corporation shall give (15) days' prior written notice to the Warrantholder of the occurrence of any such Deemed Liquidation Event an IPO.

3. Reservation of Shares. The Corporation shall at all times reserve and keep available, out of its authorized and unissued Common Stock, solely for the purpose of effecting the exercise of this Warrant, such number of shares of Common Stock as shall from time to time be sufficient to effect the exercise in full of this Warrant.

4. Exercise of Warrant.

(a) In order to exercise this Warrant, in whole or in part, the Warrantholder shall deliver to the Corporation during the Exercise Period (i) a written notice of the Warrantholder's election to exercise this Warrant (in substantially the form attached hereto as Exhibit A), specifying the number of Warrant Shares to be purchased and designating the manner in which the Exercise Price is to be paid, (ii) this Warrant, (iii) payment of the Exercise Price in cash or by check (unless this Warrant is exercised pursuant to Section 5 hereof), and (iv) any other documentation reasonably required by the Company (including, for the avoidance of doubt, joinders in form and substance satisfactory to the Company to the Company's right of first refusal and co-sale agreement and the Company's voting agreement as then in effect (collectively, the "Stockholder Agreements") if the Warrantholder is not then a party to the Stockholder Agreements).

(b) Upon the close of the business day that the Corporation has received all such items referred to in Section 4(a) above, the Warrantholder shall be deemed to be a holder of record with regard to the Common Stock issuable upon such exercise and the Corporation shall, as promptly as practicable, issue or cause to be issued and delivered to such holder a certificate representing the aggregate number of full shares of Common Stock issuable upon such exercise. This Warrant shall be deemed to have been exercised and such certificate shall be deemed to have been issued, and such holder shall be deemed to have become a holder of record of such shares of Common Stock for all purposes, as of the date that the Corporation has received all such items referred to in Section 4(a). Notwithstanding the foregoing portions of this Section 4(b), if the date of receipt of all such items referred to in Section 4(a) above is a date when the stock transfer books of the Corporation are closed, the Warrantholder shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open. If this Warrant shall have been exercised in part, the Corporation shall, at the time of delivery of said certificate, deliver to the Warrantholder a new Warrant evidencing the rights of such holder to purchase the unpurchased Warrant Shares, or other securities as may become subject to the right to purchase by the holder hereof under the terms hereof, called for by this Warrant, which new Warrant shall in all other respects be identical to this Warrant.

(c) All Warrant Shares issuable upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable.

(d) Nothing herein shall limit the Warrantholder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation's failure to timely deliver Common Stock upon exercise of this Warrant as required pursuant to the terms hereof.

5. Cashless Exercise. If the Fair Market Value (as defined in Annex 2) of one share of the Common Stock is greater than the Exercise Price, the Warrantholder may, in its sole discretion, satisfy its obligation to pay the exercise price through a "cashless exercise," in which event the Corporation shall issue to the Warrantholder the number of Warrant Shares determined in accordance with the formula set forth on Annex 2.

6. Adjustment of Exercise Price and Warrant Shares. The number of shares of Common Stock issuable upon the exercise of this Warrant and the Exercise Price thereof shall be subject to

adjustment during the term of this Warrant, and the Corporation agrees to provide notice upon the happening of certain events, as follows:

(a) Merger, Sale of Assets, etc. If at any time while this Warrant, or any portion thereof, is outstanding and unexpired there shall be a merger or consolidation of the Corporation with or into another entity in which the Corporation is not the surviving entity, or a reverse triangular merger in which the Corporation is the surviving entity but the shares of the Corporation's capital stock outstanding immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then, as part of such transaction, lawful provision shall be made so that the Warrantholder shall receive upon exercise of this Warrant, during the period specified herein and upon payment of the Exercise Price then in effect, the number of shares of stock or other securities or property of the successor Corporation resulting from such transaction that a holder of the Common Stock deliverable upon exercise of this Warrant would have been entitled to receive in such transaction if this Warrant had been exercised in full immediately before such transaction, all subject to further adjustment as provided herein.

(b) Reclassification, etc. If at any time while this Warrant, or any portion thereof, is outstanding and unexpired, the Corporation shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities to which purchase rights under this Warrant exist into the same or a different number of securities of any class or classes, this Warrant shall thereafter be to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such subdivision, combination, reclassification or other change.

(c) Adjustment for Dividends in Stock. In case at any time while this Warrant, or any portion thereof, is outstanding or unexpired, the holders of the shares of the Corporation's Common Stock shall have received, or, on or after the record date fixed for the determination of eligible shareholders, shall have become entitled to receive, without payment therefor, other or additional stock of the Corporation by way of dividend, then and in each case, the Warrantholder shall, upon the exercise hereof, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of such other or additional stock of the Corporation which the Warrantholder would hold on the date of such exercise had it been the holder of record of such Common Stock from the date of such dividend and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock receivable by it as aforesaid during such period, all subject to further adjustment as provided herein.

(d) Adjustment of Exercise Price. Simultaneously with any adjustment to the number of Warrant Shares subject to this Warrant pursuant to paragraphs (a) through (c) of this Section 6, the Exercise Price shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price payable for the Warrant Shares immediately prior to such adjustment.

7. Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft, destruction or mutilation of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form to the Corporation or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Corporation will execute and deliver, in lieu thereof, a new Warrant of like terms and tenor.

8. Transfer and Assignment of Warrant.

(a) This Warrant may not be assigned or otherwise transferred by the Warrantholder, either voluntarily or involuntarily, except by will or the laws of descent and distribution or the prior written consent of the Corporation. This Warrant may not be assigned by the Corporation except to a successor that assumes the Corporation's obligations hereunder pursuant to Section 6(a) above.

(b) This Warrant shall be binding on and inure to the benefit of the parties hereto and, to the extent permitted under Section 8(a), their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any person other than the Corporation and the Warrantholder any legal or equitable right, remedy or cause of action under this Warrant.

9. No Impairment. The Corporation shall not, by amendment of its certificate of incorporation or by-laws, each as in effect on the date hereof, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Warrant.

10. Charges; Taxes and Expenses. Issuance and delivery of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Warrantholder for any issue or transfer tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, any and all of which taxes and expenses shall be paid by the Corporation.

11. Calculations. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Warrant Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Corporation shall, in lieu of issuance of any fractional share, pay the Warrantholder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current Fair Market Value (as defined in Annex 2) of a Warrant Share by such fraction, rounded up to the nearest whole cent.

12. Warrant Shares Subject to Corporate Agreements. Consistent with clause (iv) of Section 4(a) above, the Warrantholder (including any successors or assigns) agrees to take any Warrant Shares issued on exercise of this Warrant subject to the restrictions and limitations set forth in the Company's right of first refusal and co-sale agreement and voting agreement as then in effect, copies of which agreements shall be made available to the Warrantholder upon request.

13. Representations of Warrantholder. The Warrantholder hereby represents and warrants to the Company that the statements contained in this Section 13 are all true and correct as of the date of this Warrant:

(a) Purchase for Own Account. The Warrantholder is acquiring this Warrant and the securities issuable upon exercise thereof (collectively, the "**Securities**") solely for the Warrantholder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(b) Information and Sophistication. The Warrantholder hereby: (A) acknowledges that the Warrantholder has received all the information the Warrantholder has requested from the

Company and the Warrantholder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Warrantholder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Warrantholder and (C) further represents that the Warrantholder has such knowledge and experience in financial and business matters that the Warrantholder is capable of evaluating the merits and risk of its investment.

(c) Unregistered Securities. The Warrantholder acknowledges that the Securities have not been registered under the Act or any state securities laws and, therefore, cannot be resold unless they are registered under the Act and registered or qualified under applicable state securities laws or unless an exemption from such registration or qualification requirements is available. The Warrantholder is aware that the Company is under no obligation to affect any such registration or qualification with respect to the Securities or to file for or comply with any exemption from registration or qualification.

(d) Ability to Bear Economic Risk. The Warrantholder acknowledges that investment in the Company involves a high degree of risk, and represents that the Warrantholder is able, without materially impairing the Warrantholder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Warrantholder's investment.

(e) No "Bad Actor" Disqualification. The Warrantholder represents and warrants that neither (i) the Warrantholder nor (ii) any entity that controls the Warrantholder or is under the control of, or under common control with, the Warrantholder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Warrantholder represents that the Warrantholder has exercised reasonable care to determine the accuracy of the representation made by the Warrantholder in this paragraph, and agrees to notify the Company if the Warrantholder becomes aware of any fact that makes the representation given by the Warrantholder hereunder inaccurate.

(f) Foreign Warrantholders. If the Warrantholder is not a United States person or is deemed not to be a United States person under Rule 902(k)(2) of the Act, Warrantholder hereby represents (i) that it has not and will not solicit offers to buy, offer to sale or sell the Securities, or any beneficial interest therein the United States or to or for the account of a United States person or engage in any hedging transactions involving the Securities; (ii) that it has not engaged, nor is it aware that any party has engaged, and it will not engage or cause any third party to engage, in any directed selling efforts (as such term is defined in Regulation S of the Act) in the United States with respect to the Securities; (iii) that it is not a distributor or dealer (as such terms are described in Regulation S of the Act); (iv) that its acquisition of the Securities will not violate any applicable securities or other laws of the Warrantholder's jurisdiction; and (v) that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to invest any amounts in connection with the Securities, including (A) the legal requirements within its jurisdiction in connection with the Securities, (B) any foreign exchange restrictions applicable to the Securities, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to this purchase, holding, redemption, sale or transfer of the Securities.

(g) Forward-Looking Statements. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Warrantholder, the Warrantholder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

(h) Crowdfunding Representations.

i. The Warrantholder acknowledges that: (A) this Warrant is issued pursuant to the terms of a convertible promissory note with respect to which the Company is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Act and Regulation Crowdfunding promulgated thereunder, (B) the Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "**Portal**") website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"), (C) the Offering is being conducted through the Portal, (D) the Portal is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, (E) the Company will pay the Portal a commission up to 7.5% of gross monies raised in the Offering, and (F) the Warrantholder has been advised to carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

ii. The Warrantholder understands and accepts that its investment involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement.

iii. The Warrantholder has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to make its investment.

iv. The Warrantholder confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to make its investment. It is understood that information and explanations related to the terms and conditions of its investment provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to make its investment, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to make its investment. The Warrantholder acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Warrantholder's authority or suitability to make its investment.

v. The Warrantholder understands that no federal or state agency has passed upon the merits or risks of its investment or made any finding or determination concerning the fairness or advisability of its investment.

(i) Disposition of Warrant Shares. The Warrantholder further agrees not to make any disposition of all or any part of the Warrant Shares in any event except in accordance with the provisions of the Securities Act, any applicable state securities laws and any applicable agreements between the Corporation and the Warrantholder, including without limitation the Stockholder Agreements and the Warrantholders' Rights Agreement, and otherwise in a manner consistent with Section 227.501 of Regulation Crowdfunding.

(j) Legend. In addition to any other legends which may be required pursuant to any applicable agreements between the Corporation and the Warrantholder, including without limitation if applicable the Stockholder Agreements and the Investors' Rights Agreement, the Warrantholder understands and agrees that all certificates evidencing the Warrant Shares may bear the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

14. No Stockholder Rights. This Warrant in and of itself shall not entitle the Warrantholder to any voting rights or other rights as a stockholder of the Corporation. In the absence of affirmative action by the Warrantholder to purchase Warrant Shares by exercise of this Warrant, no provisions of this Warrant, and no enumeration herein of the rights or privileges of the Warrantholder, shall cause the Warrantholder to be a stockholder of the Corporation for any purpose.

15. Notices. Any notice herein required or permitted to be given shall be in writing and may be given personally (including by technological means), sent by overnight delivery service or by internationally recognized courier service (such as Federal Express), or sent by registered mail, return receipt requested and properly addressed, if to the Corporation:

Place Technology, Inc.
3005 S. Lamar Blvd., Suite D109 #369
Austin, TX 78704
Attn: Secretary

and if to the Warrantholder, to the Warrantholder's address for purposes of notice under Section 4.8 of the Note Purchase Agreement. Any notice so sent shall be effective (i) five (5) days after being deposited in the United States mail, return receipt requested, (ii) two (2) days after being sent by an overnight delivery or internationally recognized courier service, and (iii) when received if delivered personally (including by technological means).

16. Miscellaneous. This Warrant shall be governed by the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflict of laws provisions thereof. The headings in this Warrant are for purposes of convenience and reference only, and shall not be deemed to constitute a part hereof. This Warrant may not be amended except in a writing signed by the Corporation and the Warrantholder. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

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IN WITNESS WHEREOF, the parties hereto have executed this **WARRANT TO PURCHASE COMMON STOCK** as of the date first written above.

CORPORATION:

PLACE TECHNOLOGY, INC.

By: ___________________________

Name: Brandon Metcalf

Title: Chief Executive Officer

AGREED AND ACCEPTED:

WARRANTHOLDER:

By: ___________________________________

Name: ___________________________________

Title (if applicable): ___________________________________

ANNEX 1

Number of Warrant Shares

The number of Warrant Shares shall be determined in accordance with the provisions of Section 1.5 of the Note Purchase Agreement and is _______________ shares of Common Stock.

Exercise Price

The Exercise Price shall be $0.07 per Warrant Share.

ANNEX 2

Amount of Warrant Shares in Cashless Exercise

In the case of a "cashless exercise" the Corporation shall issue to the Warrantholder the number of Warrant Shares determined as follows:

$$X = (Y\ (A-B)) / A$$

Where: X = the number of Warrant Shares to be issued to the Warrantholder, rounded down to the nearest number of whole Warrant Shares.

Y = the total number of Warrant Shares with respect to which this Warrant is being exercised.

A = the Fair Market Value (as defined below) of one share of the Corporation's Common Stock (at the date of such calculation).

B = the Exercise Price then in effect for one applicable Warrant Share at the time of such exercise.

The "Fair Market Value" of one share of Common Stock shall be determined by the Corporation's Board of Directors in good faith in accordance with a reasonable valuation methodology.

EXHIBIT A

FORM OF NOTICE OF EXERCISE

See attached.

NOTICE OF EXERCISE

TO: PLACE TECHNOLOGY, INC.

(1) ☐ The undersigned hereby elects to purchase ________ shares of the Common Stock of **PLACE TECHNOLOGY, INC.** (the "Corporation") at an exercise price of $0.07 per share (or at such adjusted price per share made in accordance with Section 6 of the Warrant) pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full.

☐ The undersigned hereby elects to purchase ________ shares of the Common Stock of the Corporation at an exercise price of $0.07 per share (or at such adjusted price per share made in accordance with Section 6 of the Warrant) pursuant to the terms of the net exercise provisions set forth in Section 5 of the attached Warrant.

(2) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned.

(3) The undersigned represents that (i) the undersigned is aware of the Corporation's business affairs and financial condition and has acquired sufficient information about the Corporation to reach an informed and knowledgeable decision regarding its investment in the Corporation; (ii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned's own interests; (iii) the undersigned understands that the shares of Common Stock issuable upon exercise of the attached Warrant have not been registered under the Securities Act of 1933, as amended (the "Act"), by reason of a specific exemption from the registration provisions of the Act, which exemption depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and, because such securities have not been registered under the Act, they must be held indefinitely unless subsequently registered under the Act or an exemption from such registration is available; (iv) the undersigned is aware that the aforesaid shares of Common Stock may not be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met and until the undersigned has held the shares for the number of years prescribed by Rule 144, that among the conditions for use of the Rule is the availability of current information to the public about the Corporation and the Corporation has not made such information available and has no present plans to do so; and (v) the undersigned agrees not to make any disposition of all or any part of the aforesaid shares of Common Stock unless and until there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or the undersigned demonstrates to the satisfaction of the Corporation that such registration is not required.

______________________________	______________________________
(Date)	(Signature)
	______________________________
	(Print name)